Exhibit (a)(1)(E)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), dated July 28, 2023, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of
Pardes Biosciences, Inc.
at
A Base Price of $2.02 per Share in Cash, An Additional Amount of Up to $0.17 per Share in Cash, Plus One Non-Transferable Contractual Contingent Value Right for Each Share, Which Represents the Right to Receive One or More Payments in Cash, Contingent upon Receipt of Proceeds from Disposition of CVR Products during the Disposition Period as Described in the CVR Agreement
Pursuant to the Offer to Purchase Dated July 28, 2023
by
MediPacific Sub, Inc.,
a wholly owned subsidiary of
MediPacific, Inc., an affiliate of,
FS Development Holdings II, LLC,
Foresite Capital Management V, LLC,
Foresite Capital Opportunity Fund V, L.P.,
Foresite Capital Opportunity Management V, LLC,
Foresite Capital Fund V, L.P. and
James Tananbaum
MediPacific Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of MediPacific, Inc. (“Parent”), a Delaware corporation, is offering to purchase all of the outstanding shares (collectively, the “Shares”) of common stock, par value $0.0001 per share of Pardes Biosciences, Inc., a Delaware corporation (“Pardes”), for: (i) $2.02 per Share (the “Base Price Per Share”), (ii) an additional amount of cash of up to $0.17 per Share (such amount as finally determined pursuant to the Agreement and Plan of Merger, dated as of July 16, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among Pardes, Parent and Purchaser) (the “Additional Price Per Share” and, together with the Base Price Per Share, the “Cash Amount”) and (iii) one non-transferable contractual contingent value right per Share (each, a “CVR” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase, dated July 28, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Subject to the terms of the Merger Agreement and the CVR Agreement (as defined in the Offer to Purchase), the Offer Price will be paid net of any applicable tax withholding and without interest. Parent is an affiliate of FS Development Holdings II, LLC, Foresite Capital Management V, LLC, Foresite Capital Opportunity Fund V, L.P., Foresite Capital Opportunity Management V, LLC, Foresite Capital Fund V, L.P. and James Tananbaum. Stockholders who hold their Shares through a broker, dealer, commercial bank or other nominee should consult with such institution as to whether it charges any service fees or commissions.
Concurrently with the execution of the Merger Agreement, and as a condition and inducement to Pardes’ willingness to enter into the Merger Agreement and the CVR Agreement, Foresite Capital Opportunity Fund V, L.P., Foresite Capital Fund V, L.P. and FS Development Holdings II, LLC (each, a “Guarantor” and collectively, the “Guarantors”), affiliates of Parent, have duly executed and delivered to Pardes a limited guaranty (the “Limited Guaranty”), dated as of the date of the Merger Agreement, in favor of Pardes and the holders of CVRs, in respect of certain obligations of Parent and Purchaser under the Merger Agreement and certain obligations of Pardes under the CVR Agreement. The Guarantors’ obligations under the Limited Guaranty are subject to a cap of $7.5 million with respect to obligations to Pardes arising under or in connection with the Merger Agreement and $400,000 with respect to obligations to the holders of CVRs arising under or in connection with the CVR Agreement. Each Guarantor is considered a co-offeror in the Offer. As co-offerors, each Guarantor accepts joint responsibility for the accuracy of the disclosures made in the Offer to Purchase.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M. EASTERN TIME ON AUGUST 25, 2023 (THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
The Offer is being made pursuant to the Merger Agreement, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain limited conditions, Purchaser will be merged with and into Pardes, with Pardes being the surviving corporation and a wholly owned subsidiary of Parent after such merger (the “Merger”) and each issued and outstanding Share (subject to certain exceptions) will, by virtue of the Merger, and converted into the right to receive an amount equal to the Offer Price. As a result of the Merger, Pardes will cease to be a publicly traded company and will become wholly-owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.
Purchaser’s obligation to accept shares of Common Stock tendered in the Offer is subject to conditions, including: (i) that the number of Shares validly tendered and not validly withdrawn, equals at least a majority of all Shares then outstanding owned by stockholders unaffiliated with the Parent (the “Minimum Tender Condition”), (ii) the Company’s Closing Net Cash (as defined in and determined in accordance with the Merger Agreement) shall be at least $125.0 million as of the expiration of the Offer, (iii) the accuracy of the Company’s representations and warranties contained in the Merger Agreement (subject to certain exceptions and qualifications described in the Merger Agreement and the Offer to Purchase), (iv) the Company’s performance in all material respects of its obligations under the Merger Agreement and (v) the other conditions set forth in Exhibit A to the Merger Agreement. The obligations of Parent and Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition. Purchaser expressly reserves the right, in its sole discretion, to: (i) waive, in whole or in part, any Offer Condition other than the Minimum Tender Condition, and/or (ii) modify the terms of the Offer in a manner not inconsistent with the Merger Agreement, subject to certain exceptions described in the Merger Agreement and the Offer to Purchase.
The purpose of the Offer and the Merger is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, Pardes. Following the consummation of the Offer, Purchaser intends to effect the Merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) as promptly as practicable, subject to the satisfaction of certain conditions. If the Merger is so effected pursuant to Section 251(h) of the DGCL, no vote of Pardes’ stockholders will be required to adopt the Merger Agreement or consummate the Merger.
After careful consideration and upon the unanimous recommendation of a Special Committee of the Pardes board of directors (the “Pardes Board”), the non-recused members of the Pardes Board have duly and unanimously adopted resolutions: (i) determining that the Offer, the Merger and the other transactions are fair to and in the best interests of Pardes and the Pardes’ stockholders, other than the Foresite Stockholders (as defined in the Offer to Purchase), the Special Committee and the officers of Pardes subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (collectively, the “Unaffiliated Stockholders”), and (ii) approving the execution of the Merger Agreement and, subject to the terms and conditions of the Merger Agreement, recommending that the Unaffiliated Stockholders accept the Offer and tender their Shares pursuant to the Offer, which resolutions shall not be subsequently rescinded, modified or withdrawn in any way, except in connection with a Superior Company Proposal (as such term is used in the Merger Agreement).
The Merger Agreement provides that, unless the Merger Agreement has been validly terminated in accordance with its terms, Purchaser may elect to (and if so requested by Pardes, will) extend the Offer: (i) for periods of up to 10 business days each if (a) on any then scheduled Expiration Date of the Offer, the Minimum Tender Condition has not been satisfied or any other Offer Condition (as defined in the Offer to Purchase) has not been satisfied or waived, to permit such Offer Condition to be satisfied (but in the case of the Minimum Tender Condition being the only condition not satisfied, on no more than five occasions) or (b) the determination of the Closing Net Cash (as defined in the Offer to Purchase) and resolution of any dispute thereof has not been finalized in accordance with the terms of the Merger Agreement, or (ii) for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof or Nasdaq applicable to the Offer, provided that in no event shall Parent or Purchaser be permitted or required to extend the Offer beyond December 16, 2023. Any extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date.
For purposes of the Offer, if and when Purchaser gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of such Shares pursuant to the Offer, then Purchaser has accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Cash Amount therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares. Purchaser will pay for Shares tendered (and not validly withdrawn) pursuant to the Offer only after timely receipt by the Depositary and Paying Agent of: (i) certificates for (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to) such Shares, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary and Paying Agent. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary and Paying Agent.
Tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder has withdrawal rights that are exercisable until the expiration of the Offer (i.e., at any time prior to one minute after 11:59 p.m. Eastern Time on August 25, 2023), or in the event the Offer is extended, on such date and time to which the Offer is extended. In addition, pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after September 26, 2023, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.
The receipt of the Offer Price in exchange for Shares pursuant to the Offer or the Merger will, depending on the particular circumstances of each holder of Shares, generally be treated as a sale or exchange for U.S. federal income tax purposes or as a distribution with respect to such holder’s Shares. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Holders of Shares should consult with their tax advisors regarding the United States federal income tax consequences of the Offer and the Merger, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-United States tax laws.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
The Offer to Purchase, the related Letter of Transmittal and the other exhibits to the Schedule TO, and Pardes’ Schedule 14D-9 and the Transaction Statement on Schedule 13E-3, contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.
Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, NY 10022

Shareholders may call toll free: (877) 800-5190
Banks and Brokers may call collect: 212-750-5833
July 28, 2023
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